SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)[1]

Nanobiotix S.A.
(Name of Issuer)

Ordinary Shares, €0.03 nominal value per share
(Title of Class of Securities)

63009J107*
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

* This CUSIP Number applies to the Issuer’s American Depositary Shares, each representing one Ordinary Share. No CUSIP Number has been assigned to the Ordinary Shares.

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

1	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 63009J107	13G	Page 2 of 5

1.			NAME OF REPORTING PERSON Johnson & Johnson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.			SEC USE ONLY
4.			CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	-0-
	6.	SHARED VOTING POWER	5,623,816 (1)
	7.	SOLE DISPOSITIVE POWER	-0-
	8.	SHARED DISPOSITIVE POWER	5,623,816 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		5,623,816 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		11.9% (2)
12.	TYPE OF REPORTING PERSON		CO

(1) Held as American Depositary Shares, each representing one Ordinary Share.

(2) Based on 47,133,328 Ordinary Shares outstanding as of December 31, 2023, as reported in the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on January 12, 2024.

CUSIP No. 63009J107	13G	Page 3 of 5

1.			NAME OF REPORTING PERSON Johnson & Johnson Innovation-JJDC, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.			SEC USE ONLY
4.			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	-0-
	6.	SHARED VOTING POWER	5,623,816 (1)
	7.	SOLE DISPOSITIVE POWER	-0-
	8.	SHARED DISPOSITIVE POWER	5,623,816 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		5,623,816 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		11.9% (2)
12.	TYPE OF REPORTING PERSON		CO

(1) Held as American Depositary Shares, each representing one Ordinary Share.

(2) Based on 47,133,328 Ordinary Shares outstanding as of December 31, 2023, as reported in the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on January 12, 2024.

CUSIP No. 63009J107	13G	Page 4 of 5

AMENDMENT NO. 1 TO SCHEDULE 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Ordinary Shares of the Issuer on November 16, 2023 (the “Schedule 13G”). Terms defined in the Schedule 13G are used herein as so defined.

The following item of the Schedule 13G is hereby amended and restated to read in its entirety as follows:

Item 4. Ownership

(a) through (c):

The information requested in these paragraphs is incorporated by reference to the cover pages to this Amendment No. 1 to Schedule 13G.

CUSIP No. 63009J107	13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2024

JOHNSON & JOHNSON
By:	/s/ Marc Larkins
Name:	Marc Larkins
Title:	Secretary

JOHNSON & JOHNSON INNOVATION-JJDC, INC.

By:	/s/ Jill McManus
Name:	Jill McManus
Title:	Assistant Treasurer